SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number 000-20181

Sapiens International Corporation N.V.
(Translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad,
Curaçao
(599) (9) 7366277
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Effective upon the completion of the acquisition by a wholly-owned subsidiary of Sapiens International Corporation, a Curacao corporation (“Sapiens”), of all of the outstanding shares of FIS Software Ltd. (“FIS”) and IDIT I.D.I. Technologies Ltd. (“IDIT”), Mr. Amit Ben-Yehuda, a director of each of FIS and IDIT prior to the consummation of the foregoing transactions, was appointed to Sapiens’ Board of Directors (which transaction was previously reported by Sapiens).

Mr. Ben-Yehuda is the Chief Executive Officer and a director of Kardan Communications Ltd. (“Kardan Communications”), a holding company that focuses on communication and media companies, and the Chief Executive Officer and a director of Kardan Technologies Ltd. (“Kardan”), an Israeli company whose ordinary shares are listed on the Tel-Aviv Stock Exchange.  Prior to becoming the Chief Executive Officer of Kardan Communications in January 2006, Mr. Ben-Yehuda served in other capacities for Kardan Communications since October 1999, including as Vice President of Business Development until January 2005 and then as Deputy CEO until January 2006.  Before joining Kardan Communications, Mr. Ben-Yehuda served as the Director of Business Development of Cellcom Israel Ltd., a leading wireless telecommunications operator in Israel, from late 1996 until late 1999.  From 1992 until 1996, Mr. Ben-Yehuda served as a senior advisor to the Israeli Ministry of Tourism and the Israeli Ministry of Interior Affairs.

Mr. Ben-Yehuda also serves as a director of RRsat Global Communications Network Ltd., a public Israeli company whose ordinary shares are listed on NASDAQ, and of several privately held companies.  Mr. Ben-Yehuda holds a B.A. in Economics and Political Science and an M.B.A. from Tel-Aviv University.

Mr. Ben-Yehuda’s appointment was effected pursuant to the terms of the share purchase agreement underlying the foregoing acquisition of FIS and IDIT.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: October 6, 2011	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer